Exhibit 99.1

CURALEAF HOLDINGS, INC.

Unaudited Condensed Interim Consolidated Financial Statements

As of and for the Three Months Ended

March 31, 2021 and 2020

(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Page(s)
Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statements of Financial Position (Unaudited)	1

Condensed Interim Consolidated Statements of Profits or Losses (Unaudited)	2

Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)	3

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)	4

Notes to Condensed Interim Consolidated Financial Statements	5-34

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Financial Position

Unaudited

(in thousands)

		March 31,	December 31,
	Note	2021	2020
Assets		Unaudited	Audited
Current assets:
Cash and cash equivalents		$314,591	$73,542
Accounts receivable, net	3	33,750	28,830
Inventories, net	5	237,254	197,991
Biological assets	6, 20	46,452	46,210
Assets held for sale	7	60,922	58,504
Prepaid expenses and other current assets		22,785	10,140
Current portion of notes receivable	8	3,723	2,645
Total current assets		719,477	417,862
Deferred tax asset		5,528	5,528
Notes receivable	8	2,004	2,000
Property, plant and equipment, net	9	259,109	242,855
Right-of-use assets, net	18	265,078	267,168
Intangible assets, net	10	781,111	797,401
Goodwill	10	469,837	470,144
Investments	4	16,264	16,264
Prepaid acquisition consideration	4	132,234	132,234
Other assets		30,726	35,135
Total assets		$2,681,368	$2,386,591

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		$38,651	$47,043
Accrued expenses		54,368	57,475
Income tax payable		110,147	79,649
Current portion of lease liability	18	16,382	15,710
Current portion of notes payable	11	4,193	6,500
Liabilities held for sale	7	12,775	7,181
Other current liabilities	20	1,454	6,568
Total current liabilities		237,970	220,126
Deferred tax liability		222,566	226,465
Notes payable	11	335,320	285,001
Lease liability	18	270,948	270,495
Non-controlling interest redemption liability	20	2,694	2,694
Contingent consideration liability	4, 20	1,898	1,898
Other long term liability		3,864	3,698
Total liabilities		1,075,260	1,010,377

Shareholders’ equity:
Share capital		2,021,980	1,754,412
Treasury shares		(5,208)	(5,208)
Reserves		(198,207)	(177,744)
Accumulated deficit		(211,856)	(194,645)
Total Curaleaf Holdings, Inc. shareholders' equity	12	1,606,709	1,376,815
Redeemable non-controlling interest contingency	20	(2,694)	(2,694)
Non-controlling interest		2,093	2,093
Total shareholders’ equity		1,606,108	1,376,214
Total liabilities and shareholders’ equity		$2,681,368	$2,386,591

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Profits or Losses

Unaudited

(in thousands, except for share and per share amounts)

		Three months ended
		March 31,
	Note	2021	2020
Revenues:
Retail and wholesale revenues		$259,883	$77,055
Management fee income		437	19,441
Total revenues		260,320	96,496
Cost of goods sold		131,853	44,013
Gross profit before impact of biological assets		128,467	52,483
Realized fair value amounts included in inventory sold		(68,914)	(21,191)
Unrealized fair value gain on growth of biological assets	6	81,261	36,747
Gross profit		140,814	68,039
Operating expenses:
Selling, general and administrative	14	80,090	45,857
Share-based compensation	13	4,907	4,501
Depreciation and amortization	9, 10, 18	22,112	12,688
Total operating expenses		107,109	63,046
Income from operations		33,705	4,993
Other income (expense):
Interest income		88	2,846
Interest expense	11	(12,151)	(10,492)
Interest expense related to lease liabilities	18	(8,560)	(2,158)
Other income	11, 15	415	2,608
Total other expense		(20,208)	(7,196)
Income (loss) before provision for income taxes		13,497	(2,203)
Income tax expense		(30,708)	(13,249)
Net loss		(17,211)	(15,452)
Less: Net loss attributable to non-controlling interest		—	(363)
Net loss attributable to Curaleaf Holdings, Inc.		$(17,211)	$(15,089)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	16	$(0.03)	$(0.03)
Weighted average common shares outstanding – basic and diluted	16	682,041,420	507,700,498

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Changes in Equity

Unaudited

(in thousands, except for share amounts)

	Share Capital (Note 12)			Treasury	Share-Based	Other			Total Curaleaf Holdings, Inc.	Redeemable Non - Controlling Interest	Non-Controlling	Redeemable Non-Controlling	Total
	# of Shares			Shares	Reserves	Reserves	Total	Accumulated	Shareholders'	Contingency	Interest	Interest	Shareholders’
	SVS	MVS	Amount	(Note 12)	(Note 13)	(Note 4)	Reserves	Deficit	Equity	(Note 4)	(Note 4)	(Note 4)	Equity
Balances as of December 31, 2019	366,114,366	103,970,705	$693,699	$(5,208)	$20,517	$(167,336)	$(146,819)	$(132,910)	$408,762	$(2,694)	$2,156	$(4,778)	$403,446
Issuance of shares	50,100,504	—	262,727	—	—	—	—	—	262,727	—	—	—	262,727
Minority buyouts	3,788,920	—	25,752	—	—	(16,490)	(16,490)	—	9,262	—	—	1,710	10,972
Exercise of stock options	3,543,496	—	1,344	—	(622)	—	(622)	—	722	—	—	—	722
Share-based compensation	—	—	—	—	4,501	—	4,501	—	4,501	—	—	—	4,501
Net loss	—	—	—	—	—	—	—	(15,089)	(15,089)	—	(356)	(7)	(15,452)
Balances as of March 31, 2020	423,547,286	103,970,705	$983,522	$(5,208)	$24,396	$(183,826)	$(159,430)	$(147,999)	$670,885	$(2,694)	$1,800	$(3,075)	$666,916

Balances as of December 31, 2020	569,831,140	93,970,705	$1,754,412	$(5,208)	$34,530	$(212,274)	$(177,744)	$(194,645)	$1,376,815	$(2,694)	$2,093	$—	$1,376,214
Issuance of shares in connection with acquisitions	18,975,000	—	261,597	—	—	(21,028)	(21,028)	—	240,569	—	—	—	240,569
Exercise and forfeiture of stock options	3,633,007	—	5,971	—	(4,342)	—	(4,342)	—	1,629	—	—	—	1,629
Share-based compensation	—	—	—	—	4,907	—	4,907	—	4,907	—	—	—	4,907
Net loss	—	—	—	—	—	—	—	(17,211)	(17,211)	—	—	—	(17,211)
Balances as of March 31, 2021	592,439,147	93,970,705	$2,021,980	$(5,208)	$35,095	$(233,302)	$(198,207)	$(211,856)	$1,606,709	$(2,694)	$2,093	$—	$1,606,108

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Cash Flows

Unaudited

(in thousands)

		Three months ended
		March 31,
	Note	2021	2020
Cash flows from operating activities:
Net loss		$(17,211)	$(15,452)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization		30,154	14,906
Share-based compensation		4,907	4,501
Non-cash interest expense		9,655	229
Unrealized gain on changes in fair value of biological assets		(81,261)	(36,747)
Realized fair value amounts included in inventory sold	15	68,914	21,191
(Gain)/loss on sale of property, plant and equipment		13	(418)
Deferred taxes		(3,435)	1,935
Changes in operating assets and liabilities
Accounts receivable		(3,881)	2,877
Biological assets		12,439	7,691
Inventories		(41,095)	(18,724)
Prepaid expenses and other current assets		(15,862)	715
Other assets		5,990	291
Accounts payable		(296)	(1,301)
Income taxes payable		33,077	13,249
Accrued expenses		(8,091)	3,422
Net cash used in operating activities		(5,983)	(1,635)
Cash flows from investing activities:
Purchases of property, plant and equipment, net		(31,425)	(22,687)
Payments made on completion on acquisitions	11	—	(7,500)
Amounts advanced for notes receivable		(4)	(14,599)
Net cash used in investing activities		(31,429)	(44,786)
Cash flows from financing activities:
Cash received from financing agreement	11	49,930	185,723
Proceeds from sale leaseback		2,419	—
Debt issuance costs		(681)	—
Minority buyouts		—	(2,508)
Lease liability payments	18	(13,071)	(3,470)
Principal payments on notes payable		(2,332)	—
Exercise of stock options		1,627	721
Issuance of common shares, net of issuance costs		240,569	—
Net cash provided by financing activities		278,461	180,466
Net change in cash		241,049	134,045
Cash at beginning of period		73,542	42,310
Cash at end of period		314,591	176,355
Supplemental disclosure of cash flow information:
Cash paid for interest		332	8,342
Cash paid for income tax		(171)	—
Supplemental disclosure of non-cash investing and financing activities:
Recognition of right of use assets and lease liabilities		5,636	—
Issuance of shares in connection with minority buyouts		—	13,480
Issuance of shares in connection with acquisitions		—	260,480
Contingent consideration incurred in connection with acquisitions		—	49,804

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Note 1 – Operations of the company

Curaleaf Holdings, Inc. (the “Company”, “Curaleaf”, or the “Group”), formerly known as Lead Ventures, Inc. (“LVI”), was incorporated under the laws of British Columbia, Canada on November 13, 2014. Curaleaf operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing, and medical cannabis research.

On October 25, 2018, the Company completed a reverse takeover transaction, and completed a related private placement which closed one day prior on October 24, 2018 (collectively, the “Business Combination”). Following the transactions, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and on the OTCQX under the symbol “CURLF”.

The head office and principal address of the Company is 301 Edgewater Place #405, Wakefield, MA 01880. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.

For the purposes of these unaudited condensed interim consolidated financial statements (“the Interim Financial Statements”), the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Any references to the cultivation, processing, manufacturing, extraction, retail operations, dispensing or distribution of cannabis, logistics, or similar terms specifically relate only to the Company’s state-licensed subsidiary entities. Operations of the licensed subsidiary entities are dependent on each entity’s license type, and the applicable state law and associated regulations.

Note 2 – Basis of presentation

The Interim Financial Statements have been prepared in compliance with International Accounting Standard 34 - Interim Financial Reporting. The Company followed the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements as at and for the years ended December 31, 2020 and 2019 (“the Annual Financial Statements”). These Interim Financial Statements should be read in conjunction with the Annual Financial Statements, which were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

These Interim Financial Statements were approved by the Board of Directors of the Company and authorized for issue by the Board of Directors on May 7, 2021.

Functional currency

The Company and its subsidiaries’ functional currency, as determined by management, is the United States (“U.S.”) dollar. These Interim Financial Statements are presented in thousands U.S. dollars unless otherwise stated.

Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the Interim Financial Statements from the date control commences until the date control ceases.

Non-controlling interests (“NCI”) are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in the statement of profits or losses. Any interest retained in the former subsidiary is measured at fair value when control is lost.

These Interim Financial Statements include the accounts of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned, and other entities consolidated on a basis other than of ownership:

		March 31,	December 31,
	State of	2021	2020
Business name (1)	operations	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
Curaleaf Florida, LLC	FL	100%	100%
CLF MD Processing, LLC	MD	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
HMS Health LLC	MD	—	—
HMS Processing LLC	MD	—	—
HMS Sales LLC	MD	—	—
MI Health LLC	MD	—	—
Town Center Wellness, LLC	MD	—	—
Grassroots OpCo AR, LLC	AR	—	—
WCCC, LLC	IL	—	—
Compass Dispensary Holdings, LLC	IL	—	—
Greenhouse Group, LLC	IL	—	—
GR Vending MI, LLC	MI	—	—
GR Companies OK, LLC	OK	—	—
Remedy Compassion Center, Inc	ME	—	—
Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy)	ME	—	—

(1) This table specifically excludes EMMAC Life Sciences Limited ("EMMAC"), a subsidiary of the Company, as EMMAC was acquired after March 31, 2021 (the date of the interim financial statements of the Company). See the "Recent Acquisitions" section of this MD&A for other examples of entities that have been excluded from the financial statements.

All intercompany balances and transactions were eliminated on consolidation.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s Interim Financial Statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Except as described below, the significant judgments, estimates, and assumptions made by management in preparing the Interim Financial Statements for the three months ended March 31, 2021 and 2020 were the same as those that applied to the Annual Financial Statements.

Biological assets

Biological assets are dependent upon estimates of future economic benefits as a result of past events to determine the fair value through an exercise of significant judgment by the Company. In estimating the fair value of an asset or a liability, the Company uses observable market data to the extent it is available. The Company uses the average selling price per gram in the market in which the biological assets are produced to determine fair value. The Company reevaluates market prices on a quarterly basis in order to ensure biological assets are measured at the most relevant fair value.

Business combinations

In a business combination, all identifiable assets, liabilities, and contingent liabilities acquired are recorded at their fair values. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

One of the most significant estimates relates to the determination of the fair value of these assets and liabilities of the acquiree. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in the statement of profits or losses immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the unaudited interim condensed consolidated statement of profits or losses. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 – Financial Instruments with the corresponding gain or loss being recognized in the unaudited interim condensed consolidated statement of profits or losses. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

The Company utilizes the guidance prescribed by Amendments to IFRS 3 – Definition of a Business (the “IFRS 3 Amendment”). The IFRS 3 Amendment changes the definition of a business and allows entities to use a concentration test to determine if transactions should be accounted for as a business combination or an asset acquisition. Under the optional concentration test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business and the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 85% or above, the transaction is generally accounted for as an asset acquisition.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields, and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Assets held for sale

The Company classifies assets held for sale in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations. When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell (“FVLCTS”) unless the asset held for sale meets the exceptions as denoted by IFRS 5. FVLCTS is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 7).

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU” or “CGUs”) which are expected to benefit from the synergies of the combination. In determining its CGUs, the Company has completed an internal analysis to identify the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Given the nature of the Company’s business, management generally identifies CGUs based on both regions and acquired business entities. The Company has determined that the goodwill recognized in connection with all acquisitions to date belong to the cannabis operations segment.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with IAS 36. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. The Company performs the analysis on a CGU level using a discounted cash flow method. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment loss is recognized in the consolidated statement of profits or losses in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

COVID-19 Estimation Uncertainty

The novel coronavirus commonly referred to as “COVID-19” was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency by former President Donald Trump. The outbreak has spread throughout the globe, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures, and travel restrictions.

The duration of the business disruptions and related financial impact cannot reasonably be estimated at this time. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets, intangibles assets, and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business. See the heading "Risk Factors – Risks Related to the COVID-19 Pandemic" of the Company's annual information form for the year ended December 31, 2020 for more information.

New, amended, and future IFRS pronouncements

The Company has implemented all applicable IFRS standards recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

The following is a brief summary of the new standards issued but not yet effective:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-Current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023 (extended from January 1, 2022), with earlier application permitted.

Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Note 3 – Accounts receivable

Accounts receivable consist of the following:

	March 31,	December 31,
	2021	2020
Trade accounts receivable, net	$33,051	$30,919
Other receivables	1,773	2,447
Transferred to assets held for sale	(1,074)	(4,536)
Total trade and other receivables	$33,750	$28,830

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

As of March 31, 2021 and December 31, 2020, the Company recognized a $308 and $494 provision for expected credit losses, respectively.

Note 4 – Acquisitions

No acquisitions closed during the three months ended March 31, 2021. A summary of acquisitions completed during the year ended December 31, 2020 is provided below:

	2020 Acquisitions
Purchase price allocation	Cura (2)	Remedy (2)	Arrow (1)	MEOT (2)	Curaleaf NJ (2)	Blue Kudu (1)	Grassroots (2)	ATG (2)
Assets acquired:
Cash	$12,755	$172	$711	$395	$3,667	$276	$28,696	$7,253
Accounts receivable, net	11,027	15	—	129	1,995	350	5,475	—
Prepaid expenses and other current assets	2,232	3	—	15	405	—	5,835	787
Inventory	22,074	227	508	1,418	4,962	123	12,101	3,455
Biological assets	—	79		705	2,340	—	4,571	379
Property, plant and equipment, net	7,465	319	1,854	1,081	6,187	56	37,128	4,397
Right-of-use assets	9,009	108	2,058	1,812	41,518	812	103,055	1,555
Other assets	832	—	—	1,034	46	—	91	—
Intangible assets :							—
Licenses	135,060	—	38,435	—	57,580	3,345	300,140	24,690
Trade name	28,340	160	—	170	8,260	—	12,130	120
Service agreements	59,030	1,430	—	5,830	—	—	3,080	—
Non-compete agreements	4,950	—	—	—	—	—	19,290	—
Prepaid Acquisition Cost	—	—	—	—	—	—	132,234	—
Goodwill	113,290	909	—	561	22,863	—	256,471	19,072
Deferred tax liabilities	(58,971)	(480)		(1,680)	(20,525)	—	(102,329)	(9,397)
Liabilities assumed	(22,652)	(573)	(5,885)	(3,426)	(46,065)	(1,469)	(158,786)	(9,811)
Consideration transferred	$324,441	$2,369	$37,681	$8,044	$83,233	$3,493	$659,182	$42,500

(1)	Acquisition accounted for as an asset acquisition with the application of the IFRS 3 Amendment.

(2)	Acquisition accounted for as a business combination under IFRS 3.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the businesses. These synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales.

2021 and 2020 acquisitions

There were no acquisitions completed during the three months ended March 31, 2021. For more detail regarding completed 2020 acquisitions, please see the 2020 Audited Annual Financial Statements, filed on March 11, 2021.

GR Companies, Inc., a Delaware company ("Grassroots")

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

In July 2019, the Company entered into an Agreement and Plan of Merger to acquire Grassroots (“Grassroots Acquisition”). In June 2020, Curaleaf entered into an Amended and Restated Agreement and Plan of Merger (the "Grassroots Merger Agreement") which amended and restated the original definitive agreement and amended certain terms of the Grassroots Acquisition. The Company acquired Grassroots to continue its path forward in playing a leading role in the growth of the U.S. cannabis market.

Closing of the Grassroots Acquisition occurred in July 2020. At closing, the Company issued (i) 103,455,816 SVS to the benefit of the former holders of common stock of Grassroots which had a fair value of approximately $564,541, and (ii) 12,851,005 SVS to be held in escrow in accordance with the terms of the Grassroots Merger Agreement which had a fair value of approximately $71,389. In addition, the Company paid an amount of $51,187 in connection with the closing of the Grassroots Transaction, which included reimbursements of permitted capital expenditures and acquisitions that occurred between signing and closing, transaction related expenses, and replenishment of working capital. In addition, the parties resolved that certain Grassroots assets in Illinois, Ohio, and a dispensary in Maryland, are designated for sale to comply with local limitations on license ownership. Due to the limitations on license ownership, the Company recognized $132,234 for prepayment of acquisition consideration. Curaleaf also agreed to issue 2,119,864 SVS to partially offset the dilution to the holders of common stock of Grassroots caused by the conversion of certain debentures of Grassroots into equity of Grassroots immediately prior to the closing of the Grassroots Transaction. The transaction price remains subject to closing adjustments and the parties are still in the process of finalizing the computation of those post-closing adjustments, which are expected to finalize by the third quarter of 2021. The Company incurred transaction costs of approximately $7,623. Subsequent to Q1 2021, the Company completed the reorganization of the Maryland and Illinois entities and the sale of the Ohio assets; see further detail in Note 7 – Assets and liabilities held for sale.

Pending acquisitions

The following acquisition had been signed, but was not completed prior to March 31, 2021, as the transaction is pending regulatory approval. In accordance with IFRS 10 – Consolidated Financial Statements, the Company has concluded that they do control the operations of the acquiree, and have therefore consolidated the results of the entity in the Interim Financial Statements:.

Ohio Grown Therapies, LLC, an Ohio limited liability company (“OGT”)

In May 2019, the Company entered into an agreement granting it an option to acquire OGT for $20,000. The Company paid $5,000 cash in May 2019 and $7,500 in cash in July 2020. The remaining consideration will be paid upon completion of certain milestones, culminating with regulatory approval of the transfer of the final licenses and OGT facility to Curaleaf. The closing of this transaction is currently pending regulatory approval.

The following acquisition had been signed, but was not completed prior to March 31, 2021, as the transaction is pending regulatory approval. The Company has concluded that they do not control the operations of the acquiree in accordance with IFRS 10 - Consolidated Financial Statements, and accordingly have not consolidated the results of the entity in the Interim Financial Statements of the Company.

Maryland Compassionate Care and Wellness, LLC (“MCCW”)

Through its acquisition of Grassroots, the Company acquired an option to purchase Maryland Compassionate Care and Wellness, LLC (“MCCW”) from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval, which was received on May 1, 2021. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland. The exercise price for the option is the cancellation of a secured promissory note issued by KDW to the Company in the principal amount of $32,000. MCCW is the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Mr. Kahn, a member of the Company’s board of directors, is a minority stockholder, the sole director and an officer of KDW; see further detail in Note 19 – Related party transactions.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

The following acquisition was completed subsequent to March 31, 2021. Due to the timing of the transaction closing, sufficient information was not available to complete Purchase Price and Pro Forma accounting at the timing of filing. Accordingly, the results of the following entity are not included in the Interim Financial Statements of the Company.

EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales (“EMMAC”)

In March 2021, the Company entered into a Share Purchase Agreement (“EMMAC Purchase Agreement”) to acquire EMMAC (“EMMAC Acquisition”), an independent cannabis company with operations spanning, amongst others, the United Kingdom, Germany, Italy, Spain and Portugal. A newly-formed Curaleaf Subsidiary, Curaleaf International Limited, closed the EMMAC Acquisition on April 7, 2021. See Note 21 – Subsequent Events for more information. The Company incurred transaction costs to date, with more expected, of approximately $919.

Note 5 – Inventories

Inventories consist of the following:

	March 31,	December 31,
	2021	2020
Raw materials
Harvested cannabis	$13,044	$5,036
Harvested trim	9,757	8,450
Total raw materials	22,801	13,486
Work-in-process
Processing	72,743	67,955
Finished goods
Consumables	13,212	10,403
Flower	13,177	14,231
Extracts	42,988	31,269
Total finished goods	69,377	55,903
Fair value adjustment to inventory related to biological assets	76,267	63,828
Transferred to assets held for sale	(3,934)	(3,181)
	$237,254	$197,991

During the three months ended March 31, 2021, the Company recognized cost of goods sold of $200,767 of which $131,853 was included in costs before the impact of biological assets adjustments in the amount of $68,914, a non-cash expense relating to the realized change in fair value of inventory sold. During the three months ended March 31, 2020, the Company recognized cost of goods sold of $65,204, of which $44,013 was included in costs before the impact of biological assets adjustments in the amount of $21,191 non-cash expense relating to the realized change in fair value of inventory sold.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Note 6 – Biological assets

The following table is a reconciliation of the carrying amount of the biological assets:

Balance at December 31, 2020	$46,210
Unrealized fair value gain on growth of biological assets	81,261
Increase in biological assets due to capitalized costs	28,263
Transferred to inventories upon harvest	(109,616)
Transferred to assets held for sale	334
Balance at March 31, 2021	$46,452

Balance at December 31, 2019	$19,197
Unrealized fair value gain on growth of biological assets	36,747
Increase in biological assets due to capitalized costs	16,231
Transferred to inventories upon harvest	(45,113)
Balance at March 31, 2020	$27,062

Biological assets consist of actively growing cannabis plants to be harvested as agricultural produce.

The average grow cycle of plants up to the point of harvest is approximately twelve weeks. Plants in production are plants that are in the flowering stage and are valued at fair value less cost to complete and cost to sell, where fair value represents the Company’s selling price per gram of dried cannabis. As of March 31, 2021, and December 31, 2020, it was expected that the Company’s biological assets would yield 18,188,832 and 16,905,180 grams of cannabis when harvested, respectively. See Note 20 for the inputs and sensitivity analysis for the fair value of the biological assets.

Note 7 – Assets and liabilities held for sale

Assets and liabilities held for sale consist of the following:

Assets held for sale	HMS Assets	Elevate, Takoma	GR Entities	Total
Balance at January 1, 2021	$30,397	2,274	25,833	$58,504
Transferred in/(out)	(1,221)	115	3,524	2,418
Total assets held for sale at March 31, 2021	$29,176	2,389	29,357	$60,922

Liabilities associated with assets held for sale	HMS Assets	Elevate, Takoma	GR Entities	Total
Balance at January 1, 2021	$3,145	797	3,239	$7,181
Transferred in/(out)	2,775	(5)	2,824	5,594
Total liabilities associated with assets held for sale at March 31, 2021	$5,920	792	6,063	$12,775

In November 2020, the Company announced the signing of a definitive agreement to sell its rights to the assets of HMS Health, LLC and the cultivation and processing assets of HMS Processing, LLC (collectively, the “HMS Assets”) in Maryland to TerrAscend for total consideration of $27,500. The HMS Assets sale includes the divestiture of operations of a 22,000 square foot co-located cultivation and processing facility in Frederick, MD. The transaction closed May 4, 2021 after receipt of regulatory approval by the Maryland Medical Cannabis Commission. After working capital adjustments, the total consideration of $24,899 included $22,399 payable in cash upon closing as well as a $2,500 interest bearing Note due and payable to the Company in April 2022.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

In November 2020, the Company signed a definitive agreement to sell 100% of Town Center Wellness, LLC, a licensed dispensary business in Takoma Park, Maryland, to PharmaCann LLC for total consideration of $2,000, all payable in cash upon closing. The transaction closed May 1, 2021 after receipt of regulatory approval by the Maryland Medical Cannabis Commission. These sales enable the Company to finalize the acquisition of the Maryland dispensary, cultivation and processing assets previously owned by Grassroots, which were previously restricted by the legal limits on license ownership in the state of Maryland.

The Company has certain rights to the proceeds from the sale of the OhiGrow, LLC and Ohio Green Grow, LLC (collectively “Ohio Assets”), which have Ohio cultivation and processing licenses, respectively, and were previously affiliated with Grassroots. In April 2021, the owners of the Ohio Assets and the Company signed definitive agreements with Jushi OH, LLC pursuant to which the owners agreed to sell the Ohio Assets to Jushi OH and the Company agreed to assign certain debt of the Ohio Assets to Jushi OH. Upon closing of the transaction, which is subject to regulatory approval by the Ohio Department of Commerce, the Company will receive $5,000 in proceeds from the transaction.

The Company also has certain rights to the proceeds from the sale of three Illinois medical dispensary licenses and six adult use dispensary licenses owned by former affiliates of Grassroots (the “Illinois Assets”). Currently, three medical dispensaries and two adult use dispensaries operate under these licenses. On April 1, 2021, the owners of these licenses signed definitive agreements to sell the Illinois Assets to Parallel (formerly Surterra Wellness, Inc.). The transaction is subject to regulatory approval. Under the terms of the transaction, the purchase price for the Illinois Assets consists of a $100,000 base price to be paid $60,000 in cash and $40,000 in Parallel stock, plus earnouts of up to an additional $55,000 payable through 2023. Pursuant to the Grassroots Merger Agreement, the proceeds net of expenses and taxes from the sale of the Illinois Assets shall be shared by the Company with the former owners of Grassroots as follows: (i) the first $25,000 of net proceeds shall be retained by the Company; (ii) the next $25,000 of net proceeds shall be remitted to the former Grassroots owners; and (iii) the Company shall keep 50% of the net proceeds above $50,000, and the other 50% shall be remitted to the Grassroots owners. The Company has received from Parallel a $10,000 deposit, which is refundable under limited circumstances and will be applied to the base purchase price for the Illinois Assets at closing. Additionally, the Company has been marketing certain rights and interests in certain real estate assets associated with the Grassroots Acquisition.

Note 8 – Notes receivable

Notes receivable consist of the following:

	March 31,	December 31,
	2021	2020
Notes receivable RJB Enterprises, LLC.	$2,727	$1,645
Notes receivable Curaleaf Maryland, Inc.	3,000	3,000
Total notes receivable	$5,727	$4,645

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Note 9 – Property, plant and equipment

Property, plant and equipment and related accumulated depreciation consist of the following:

	March 31,	December 31,
	2021	2020
Land	$5,273	$6,871
Building and improvements	150,269	139,044
Furniture and fixtures	70,451	70,486
Information technology	2,902	3,025
Construction in progress	84,993	73,728
Transferred to assets held for sale	(12,925)	(6,326)
Total property, plant and equipment	300,963	286,828
Less: Accumulated depreciation	(41,854)	(43,973)
Property, plant and equipment, net	$259,109	$242,855

Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.

Depreciation expense for the three months ended March 31, 2021 and 2020 totaled $6,139 and $3,955, respectively, of which $4,168 and $2,218, respectively, is included in cost of goods sold.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Note 10 – Goodwill and intangible assets

Identifiable intangible assets consist of the following:

	2020	2021
	Balance	Transferred		Balance
	at	to assets	Year-to-date	at
	December 31,	held for sale	amortization	March 31,
Licenses	$662,492	$6	$(12,791)	$649,707
Trade names	47,820	—	(1,104)	46,716
Service agreements	63,595	—	(1,628)	61,967
Non-compete agreements	23,494	—	(773)	22,721
Total intangible assets, net	$797,401	$6	$(16,296)	$781,111

Amortization of intangible assets was $16,296 and $7,153 for the three months ended March 31, 2021 and 2020, respectively.

The Company determined that goodwill associated with all acquisitions is associated with the cannabis operations segment. There was no goodwill associated with the non-cannabis operations segment as of March 31, 2021 or December 31, 2020. The changes in the carrying amount of goodwill for the cannabis operations segment were as follows:

Total
Balance at December 31, 2020	$470,144
Purchase price adjustments	(513)
Change in assets held for sale (Note 7)	206
Balance at March 31, 2021	$469,837

There were no indications of goodwill impairment for any CGUs for the three months ended March 31, 2021 or 2020.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Note 11 – Notes payable

Notes payable consist of the following:

	March 31,	December 31,
	2021	2020
Term Loan Facility
Principal amount	$300,000	$300,000
Unamortized debt discount	(24,655)	(25,126)
Net carrying amount	$275,345	$274,874

Promissory Note – 2024
Principal amount	$10,000	$10,000
Interest accrued/Unamortized debt discount	29	(300)
Net carrying amount	$10,029	$9,700

Credit Facility – 2024
Principle Amount	$50,000	$—
Unamortized Debt Discount	(456)	—
Net carrying amount	$49,544	$—

Seller note payable	$4,193	$6,500
Other notes payable	402	427
Total other notes payable	$4,595	$6,927

Current portion of notes payable	$4,193	$6,500
Long term notes payable	335,320	285,001
Total notes payable	$339,513	$291,501

Term Loan Facility

In January 2020, the Company closed on a senior secured term loan facility (“Term Loan Facility”) from a syndicate of lenders totaling $300,000. The notes bear interest at a rate of 13.0% per annum, payable quarterly in arrears with maturity in December 2023 and contain certain principal prepayment premiums.

The Company satisfied its obligations in full under the Financing Agreement – 2021 in connection with, and out of the proceeds of the Term Loan Facility.

The Term Loan Facility may be pre-paid but is subject to a prepayment premium dependent on the loan year. Any prepayment made between January 10, 2022 and January 9, 2023, will incur a prepayment premium of 6.50%. Any prepayment made between January 10, 2023 and October 14, 2023, will incur a prepayment premium of 3.25%. Any prepayment made on or after October 15, 2023, will not incur a prepayment premium.

Beginning with the fiscal quarter ending December 31, 2020, the Term Loan Facility is subject to a mandatory amortization payment and a yield maintenance premium. The mandatory amortization payment is paid ratably to each lender based on the aggregate principal amount of all initial term loans times an applicable rate that is based on the leverage ratio.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

For the three months ended March 31, 2021, the applicable percentage ranges from 0% to 3.00% depending on the leverage ratio. For all quarters in 2021, the applicable percentage ranges from 0% to 6.00% depending on the leverage ratio. For all quarters in 2022, the applicable percentage ranges from 0% to 8.00% depending on the leverage ratio. For all quarters in 2023 through September 30, 2023, the applicable percentage ranges from 0% to 9.00% depending on the leverage ratio.

The yield maintenance premium is paid based on all amounts repaid. The premium is determined by the amount of interest that would have otherwise been payable on the prepayment less the aggregate amount of interest that would have been earned if the prepayment were to be reinvested from the date of prepayment until January 10, 2022 at the yield maintenance premium rate. The yield maintenance premium rate is the rate per annum equal to the rate in effect 3 days before the repayment date for U.S. Treasury instruments that have a maximum term of 3 months or less times 0.50%.

The Company recognized interest expense under the Term Loan Facility of $11,360 and $9,979 for the three months ended March 31, 2021 and 2020, respectively, including interest expense related to the amortization of the debt discount of $443 and $1,637, respectively.

Promissory Note – 2024

In October 2020, the Company entered into a Promissory Note with a principal sum of $10,000 with Baldwin Holdings, LLC (“Promissory Note – 2024”) to replace the contingent liability incurred in connection with the Curaleaf, MA acquisition (Note 20) which was deemed completed in March 2020. The issue price of the Promissory Note – 2024 is equal to 97.00% of the principal amount of the Promissory Note – 2024 and the remaining $300 is treated as Original Issue Discount (“OID”).

The Promissory Note – 2024 carries a fixed interest rate per quarter equal to 3.25%. Interest is payable in arrears on the last day of each fiscal quarter, commencing December 31, 2020. The Maturity Date of the Promissory Note – 2024 is June 10, 2024.

The Promissory Note – 2024 contain other terms substantially similar to the Financing Agreement – 2023, except that the Promissory Note – 2024 is secured by separate collateral consisting solely of the equity of, and guarantees given by, the Company’s subsidiaries Curaleaf Hartford, Inc. and Curaleaf Stamford, Inc., which operate medical cannabis dispensaries in Hartford and Stamford, CT, respectively.

The Company recognized interest expense under the Promissory Note – 2024 of $325 for the three months ended March 31, 2021. There was no interest expense recognized for the three months ended March 31, 2020.

Credit Facility – 2024

In January 2021, the Company entered into a $50,000 secured credit facility (the “Credit Agreement”), which matures on January 10, 2024, with a syndicate of lenders. The net proceeds from borrowings under the Credit Agreement are expected to be used to fund capital expenditures to support future growth initiatives, potential acquisitions, and for general corporate purposes. Borrowings under the Credit Agreement bear interest on any outstanding principal of 10.25% per annum. The facility was fully drawn at closing. The Credit Agreement serves as an expansion of the Company’s existing Financing Agreement, described under "General Development of the Business – Three Year History – 2019 – Senior Secured Term Loan Facility" in the Company’s 2020 Annual Information Form filed with SEDAR on April 28, 2021. Except as described below, the terms of the Credit Agreement are substantially similar to the terms of the Financing Agreement and the two facilities are secured by the same collateral.

The Credit Agreement may be pre-paid but is subject to a prepayment premium dependent on the loan year. Any prepayment made between January 8, 2022 and January 7, 2023, will incur a prepayment premium of 5.125%. Any prepayment made between January 8, 2023 and January 7, 2024, will incur a prepayment premium of 2.50%.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

The Credit Agreement is subject to a yield maintenance premium. The yield maintenance premium is paid based on amounts repaid. The premium is determined by the amount of interest that would have otherwise been payable on the prepayment less the aggregate amount of interest that would have been earned if the prepayment were to be reinvested from the date of prepayment until January 8, 2022 at the yield maintenance premium rate. The yield maintenance premium rate is the rate per annum equal to the rate in effect 3 days before the repayment date for U.S. Treasury instruments that have a maximum term of 3 months or less times 0.50%.

Seller note

The Company issued certain notes payable in conjunction with the Emerald acquisition in the amount of $8,000, the Glendale acquisition in the amount of $7,500, and the Phyto acquisition in the amount of $1,500. The Company paid $5,000 and the accrued interest related to the Emerald acquisition in January 2020 and the remaining $3,000 and accrued interest was paid in May 2020. The Company paid $2,500 and the accrued interest related to the Glendale acquisition in February 2020. The Company paid $2,100 and the accrued interest related to the Glendale acquisition in January 2021.

Future maturities

As of March 31, 2021, future principal payments due under Notes payable were as follows:

Period	Amount
2021 (remaining nine months)	$4,193
2022	—
2023	300,000
2024	60,000
2025	—
2026 and thereafter	402
$364,595

Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 20.

Note 12 – Shareholders’ equity

The authorized and issued share capital of the Company is as follows:

Authorized

As of March 31, 2021, the authorized share capital consists of an unlimited number of multiple voting shares (“MVS”) without par value and an unlimited number of subordinate voting shares (“SVS”) without par value.

Issued

Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares will have the right to vote. As of March 31, 2021 and December 31, 2020, the MVS represented approximately 12.0% and 14.2%, respectively, of the total issued and outstanding shares and 67.3% and 71.2%, respectively, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The MVS structure will terminate automatically on October 25, 2021. It will also terminate automatically upon the occurrence of the following events: (i) transfer or disposition of the MVS by the Company’s Executive Chairman, Boris Jordan, to one or more third parties which are not certain permitted holders as described in the Company’s Articles, and (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 50% of the issued and outstanding SVS and MVS. In 2019, Mr. Jordan voluntarily converted 18,200,000 MVS into SVS. In April and May 2020, Mr. Jordan voluntarily converted 10,000,000 MVS into SVS. As of March 31, 2021, the Company had 93,970,705 MVS issued and outstanding that were held indirectly by Boris Jordan.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

On January 12, 2021, the Company closed on its previously announced overnight marketed offering of 18,975,000 SVS at a price of C$16.70 per share in an underwritten public offering, for total gross proceeds of C$316,883, before deducting the underwriters’ fees and estimated offering expense. The Company intends to use the net proceeds of $240,569 from the overnight marketed offering for working capital and general corporate purposes.

Holders of the SVS are entitled to one vote per share. As of March 31, 2021, the Company had 592,439,147 SVS issued and outstanding.

The Company had reserved 78,038,056 SVS and 66,380,185 SVS, as of March 31, 2021 and December 31, 2020, respectively, for the issuance of stock options and other share-based awards under the Company’s 2018 Long Term Incentive Plan (see Note 13). Other reserves in equity are due to the private placement offering described above as well as the minority buyout disclosed in Note 20.

Treasury shares

There were no shares repurchased for the three months ended March 31, 2021 and 2020.

Note 13 – Share-based payment arrangements

Stock option programs

The 2011 and 2015 Equity Incentive Plans provide for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units, stock appreciation rights, and other share-based awards. In connection with the Business Combination, all unexercised stock options of Curaleaf, Inc. issued and outstanding under the 2011 and 2015 Equity Incentive Plans were converted to the option to receive an equivalent substitute option under the 2018 Long Term Incentive Plan (the “LTIP”). The LTIP provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents, and other share-based awards. The number of SVS reserved for issuance under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.

Stock option valuation

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation model, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

The weighted average inputs used in the measurement of the grant date fair values of the equity-settled share-based payment plans were as follows:

	March 31,
	2021		2020
Fair value at grant date	$10.34		$2.86
Share price at grant date	$14.52		$3.87
Exercise price	$15.49		$5.59
Expected volatility	76.5%		90.4%
Expected life	6.1	years	6.1	years
Expected dividends	—%		—%
Risk-free interest rate (based on government bonds)	1.02%		0.52%

The expected volatility is estimated based on the Company’s historical volatility. Management believes this is the best estimate of the expected volatility over the expected life of its stock options. The expected life in years represents the period of time that options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

During the three months ended March 31, 2021 and 2020, the Company recorded share-based compensation in the amount of $4,907 and $4,501, respectively.

Reconciliation of outstanding stock options

The number and weighted-average exercise prices of share options under the LTIP were as follows:

		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	2021	2021	2020	2020
Outstanding at January 1	25,936,658	$4.21	26,919,515	$1.59
Forfeited during the three month period	(10,678)	7.35	(493,765)	1.10
Expired during the three month period	(42,712)	7.35
Exercised during the three month period	(3,696,904)	0.53	(3,543,496)	0.31
Granted during the three month period	2,688,307	15.49	604,414	8.35
Rollover grants in connection with acquisition	—	—	4,820,663	9.98
Outstanding at March 31	24,874,671	$5.97	28,307,331	$1.59
Options exercisable at March 31	15,415,169	$4.44	20,215,681	$0.24

Restricted stock units (“RSUs”)

The number of RSUs awarded under the 2018 LTIP Plan were as follows:

	Number of RSUs
	2021	2020
Outstanding at January 1	2,452,338	2,170,064
Forfeited during the three month period	—	(166,624)
Released during the three month period	(455,069)	—
Granted during the three month period	253,147	942,122
Outstanding at March 31	2,250,416	2,945,562
RSUs vested at March 31	—	250,847

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Note 14 – Selling, general and administrative expense

Selling, general and administrative expenses consist of the following:

	Three months ended
	March 31,
	2021	2020
Selling, general and administrative expenses:
Salaries and benefits	$41,067	$18,769
Sales and marketing	10,489	3,608
Rent and occupancy	6,905	823
Travel	781	1,663
Professional fees	6,693	14,086
Office supplies and services	7,337	2,785
Other	6,818	4,123
Total selling, general and administrative expense	$80,090	$45,857

Note 15 – Other income

Other income consists of the following:

	Three months ended
	March 31,
	2021	2020
Gain (loss) on disposal of assets	$13	$(20)
Gain on non-substantial debt modification	—	2,269
Gain on foreign currency exchange	—	109
Other income	402	250
Total other income, net	$415	$2,608

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Note 16 – Earnings per share

Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. was calculated as follows:

	Three months ended
	March 31,
	2021	2020
Numerator:
Net loss	$(17,211)	$(15,452)
Less: Net income (loss) attributable to redeemable non-controlling interest	—	(363)
Net loss attributable to Curaleaf Holdings, Inc. — basic and diluted	$(17,211)	$(15,089)
Denominator:
Weighted average common shares outstanding — basic and diluted	682,041,420	507,700,498
Loss per share — basic and diluted	$(0.03)	$(0.03)

The Company’s potentially dilutive securities, which include options to purchase shares, have been excluded from the computation of diluted net loss per share as the effect would reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to shareholders is the same. The Company excluded the following potential shares, presented based on amounts outstanding at each period end, from the computation of diluted loss per share attributable to Curaleaf Holdings, Inc. for the periods indicated because including them would have had an anti-dilutive effect:

	Three months ended
	March 31,
	2021	2020
Options to purchase SVS	24,874,671	28,307,331

Note 17 – Segment reporting

The Company operates in two segments: the production and sale of cannabis via retail and wholesale channels (“Cannabis Operations”); and providing professional services including cultivation, processing, retail know-how and back office administration, intellectual property licensing, real estate leasing services, and lending facilities to medical and adult-use cannabis licensees under management service agreements (“Non-Cannabis Operations”).

	Cannabis	Non-Cannabis	Total
For the three months ended March 31, 2021:
Revenues	$259,883	$437	$260,320
Gross profit	140,377	437	140,814
Income (loss) from operations	50,006	(16,301)	33,705
Net income (loss)	$9,810	$(27,021)	$(17,211)

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

	Cannabis	Non-Cannabis	Total
For the three months ended March 31, 2020:
Revenues	$77,055	$19,441	$96,496
Gross profit	48,598	19,441	68,039
Income (loss) from operations	10,547	(5,554)	4,993
Net income (loss)	$7,664	$(23,116)	$(15,452)

	Cannabis	Non-Cannabis	Held for sale	Total
As of March 31, 2021:
Total assets	$2,201,647	$418,799	$60,922	$2,681,368
Total liabilities	$726,985	$335,500	$12,775	$1,075,260

	Cannabis	Non-Cannabis	Held for sale	Total
As of December 31, 2020:
Total assets	$2,114,424	$213,663	$58,504	$2,386,591
Total liabilities	$672,796	$330,400	$7,181	$1,010,377

Note 18 – Commitments and contingencies

Leases

The Company leases its facilities under operating leases that require the payment of real estate taxes and other operating costs in addition to normal rent.

At March 31, 2021, approximate future minimum payments due under non-cancellable operating leases were as follows:

Period	Scheduled payments
2021 (remaining nine months)	$38,015
2022	49,419
2023	47,804
2024	46,248
2025 and thereafter	388,568
Total undiscounted lease liability	570,054
Impact of discount	(279,994)
Lease liability at March 31, 2021	290,060
Less current portion of lease liability	(16,382)
Less long-term lease liabilities transferred to liabilities associated with assets held for sale	(2,730)
Long-term portion of lease liability	$270,948

Real estate leases typically extend for a period of 1–10 years. Some leases for office space include extension options exercisable up to one year before the end of the cancellable lease term. Typically, options to renew leases are for an additional period of 5 years after the end of the initial contract term and are at the option of the Company as the lessee. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company leases machinery and equipment but does not purchase or guarantee the value of leased assets. The Company considers these assets to be of low value or short-term in nature and therefore no right-of use assets and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the three months ended March 31, 2021 and 2020 were immaterial.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

The Company leases space for its offices, cultivation centers, and retail dispensaries. Key movements relating to the right-of-use lease asset balances are presented below:

Carrying amount, January 1, 2021	$267,168
Additions to leased assets	5,571
Depreciation charges	(7,717)
Transferred to assets held for sale	56
Carrying amount, March 31, 2021	$265,078

The total interest expense on lease liabilities for the three months ended March 31, 2021 and 2020 was $8,560 and $2,158, respectively.

The total depreciation expense on right-of-use assets for the three months ended March 31, 2021 and 2020 was $7,717 and $3,700, respectively, of which $3,875 and $0, respectively, was included in cost of goods sold.

The total cash outflow for lease liability payments for the three months ended March 31, 2021 and 2020 was $13,071 and $3,470, respectively.

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its Interim Financial Statements.

Legal

The Company is involved in claims or lawsuits that arise in the ordinary course of business. Accruals for claims or lawsuits are provided to the extent that losses are deemed both probable and estimable. Although the ultimate outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Among other legal disputes, the Company is currently involved in the following proceedings:

Connecticut Arbitration.  Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right to require that PalliaTech CT, LLC or any Affiliate purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.” On October 25, 2018, the Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right. The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40,142; (2) 4,755,548 SVS of Curaleaf Holdings, Inc.; and (3) the potential for additional equity in Curaleaf Holdings, Inc. depending on the results of a “Settlement Second Appraisal.” Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional SVS. On January 23, 2020, the Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. A schedule for the arbitration has not yet been established.

Florida Arbitration / Litigation.  On December 10, 2018, Jayson Weisz and SRC Medical Partners, LLC initiated an arbitration against PalliaTech Florida LLC. On March 19, 2019, Weisz and SRC derivatively on behalf of PalliaTech Florida LLC filed a complaint against Defendants Curaleaf Florida LLC, PalliaTech Florida, Inc., Joseph Lusardi, and Boris Jordan in the Complex Business Litigation Section in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. Plaintiffs’ derivative Complaint seeks the judicial dissolution of Curaleaf Florida LLC and asserts various causes of action against Defendants, including for breach of contract, civil conspiracy, breach of fiduciary duty, fraudulent transfer, and a declaratory judgment appointing Robins to the Board of Managers. On January 10, 2020, Weisz, JRF Group, and the Curaleaf entities entered into a Stipulation of Settlement pursuant to which all claims of Weisz and JRF Group against the Company and its affiliates were released without compensation and the Company purchased JRF Group’s interest in PalliaTech Florida LLC for consideration of 1,772,062 SVS and $2,500 in cash. During February 2020, SRC, PalliaTech Florida LLC, PalliaTech Florida, Inc., and Lusardi participated in a final arbitration hearing. In June 2020, the arbitrator issued a final order regarding SRC’s claims in the dispute. While no damages were awarded, the Company was ordered to buyout SRC’s interest in PT Florida. Based on the order, the parties agreed that the Company would acquire SRC’s interest in PT Florida for no cash and 2,375,000 SVS. In connection with this transaction, the Company agreed to pay SRC $1,750 cash to retire principal and interest on the half of the Secured Promissory Notes – 2029 held by SRC. The acquisition and retirement of the notes was completed in August 2020.

Securities Class Action.  On August 5, 2019, a purported class action was filed against the Company, Joseph Lusardi, Neil Davidson, and Jonathan Faucher (“Defendants”) in the United States District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019. On January 6, 2020, an Amended Class Action Complaint was filed against Defendants. The Amended Class Action Complaint alleges that Defendants made materially false and/or misleading statements regarding the Company’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration (“FDA Letter”). According to the Amended Class Action Complaint, the FDA Letter states that several of the CBD products sold on the Company’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act. The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Securities Exchange Act of 1934. On March 6, 2020, Defendants filed a motion to dismiss arguing that the Amended Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability. On February 15, 2021, the Company’s motion to dismiss was granted with prejudice.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Taxes

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and Canadian jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Interim Financial Statements.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and Canadian jurisdictions, where applicable. The Company is currently under Internal Revenue Service (“IRS”) examination for the tax years 2016, 2017, and 2018, and the Company’s subsidiary, Alternative Therapies Group, Inc., is currently under IRS examination for the tax year 2018. As of March 31, 2021, the Company recorded $2,900 of unrecognized tax benefits and expects there is reasonable possibility that these unrecognized tax benefits will change within 12 months due to expirations of statute of limitations or audit settlements. As of March 31, 2021, the Company also accrued interest and penalties of $949 for its uncertain tax positions. The Company records interest and penalties related to income tax amounts as a component of income tax expense.

The IRS has proposed adjustments relating to the U.S. Parent Company's treatment of expenses under Section 280E, however, the Company is defending its tax reporting positions before the IRS. The outcome of this audit remains unclear at this point. The Company also intends to litigate any further such challenges because it currently believes all of its other tax positions can be sustained under an IRS examination. The ultimate resolution of tax matters could have a material effect on the Company's Interim Financial Statements. As the IRS interpretations on Section 280E continue to evolve, the impact of any such challenges cannot be reliably estimated. The Company's tax years are still open under statute from December 31, 2016, to the present.

Note 19 – Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company incurred the following transactions with related parties during the three months ended March 31, 2021 and 2020:

	Three months ended		Balances as of
	March 31,		March 31,	December 31,
	2021	2020	2021	2020
Transaction	Related party transactions		Balance receivable (payable)
Processing fees (1)	$—	$659	$—	$—
Consulting fees (2)	94	—	—	—
Travel and reimbursement (2)	1,255	—	—	—
Rent expense, net (3)	(13)	(60)	—	—
Equipment purchases (4)	1,426	—	—	—
Promissory Note - 2024 (5)	325	—	(10,029)	(9,700)
Non-consolidated GR Companies (6)	—	—	6,149	5,947
	$3,087	$599	$(3,880)	$(3,753)

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

(1) For the three months ended March 31, 2020, the Company recognized direct expenses of $659 for processing expenses with Sisu Extracts, a state licensed processor in California, that performed toll processing services for the Company. No such services were provided in the three months ended March 31, 2021. Cameron Forni, Select President, holds a passive investment in Sisu Extracts. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions.

(2) For the three months ended March 31, 2021, the Company recognized $1,255 in travel and other business development costs as expense to Measure 8 Venture Partners, a company controlled by Boris Jordan, Executive Chairman. For the three months ended March 31, 2021, the Company recognized consulting expense of $94 for real estate management and advisory services to Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions.

(3) For the three months ended March 31, 2021, the Company recognized a rent expense credit of $60 for a sublease between Curaleaf NY, Inc. and Measure 8 Venture Partners, a company controlled by Boris Jordan, Executive Chairman. For the three months ended March 31, 2021, the Company recognized a rent expense of $47 for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mitchell Kahn, a Board Member. Both arrangements represent on-going contractual commitments based on executed leases.

(4) For the three months ended March 31, 2021, the Company paid $1,426 to Sentia Wellness to purchase hemp processing equipment. Sentia Wellness is a Cannabidiol company that was formerly associated with Select, prior to the acquisition by Curaleaf. Boris Jordan, Executive Chairman and Cameron Forni, Select President, have interests in Sentia Wellness.

(5) For the three months ended March 31, 2021, the Company had an outstanding notes payable balance of $10,029 and recognized a related interest expense of $325 on the Promissory Note – 2024, which is held with Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, has a direct equity interest. The Company entered into the Promissory Note – 2024 in October 2020 to replace the previously recorded contingent consideration liability (Note 11). Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. The liability contains certain repayment and interest components that represents on-going contractual commitments.

(6) Through its acquisition of Grassroots, the Company acquired an option to purchase Maryland Compassionate Care and Wellness, LLC (“MCCW”) from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval, which was received May 1, 2021. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland. The exercise price for the option is the cancellation of a secured promissory note issued by KDW to the Company in the principal amount of $32,000. MCCW is the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Mr. Kahn, a member of the Company’s board of directors, is a minority stockholder, the sole director and an officer of KDW.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the three months ended March 31, 2021 and 2020 are as follows:

	Three months ended March 31,
Key management personnel compensation	2021	2020
Short-term employee benefits	$900	$786
Other long-term benefits	10	7
Share-based payments	2,358	3,554
	$3,268	$4,347

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Note 20 – Fair value measurements

The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt, and redeemable non-controlling interest contingency. The fair values of cash, restricted cash, notes receivable, accounts payable, and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The carrying value of the Company’s long-term notes payable at the effective interest rate approximates fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets, and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually as of December 31, for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

There have been no transfers between fair value levels during the three months ended March 31, 2021 and 2020.

	Fair value measurements
	as of March 31, 2021 using:
	Level 1	Level 2	Level 3	Total
Assets:
Biological assets	$—	$—	$46,452	$46,452
	$—	$—	$46,452	$46,452

Liabilities:
Non-controlling interest redemption and contingent consideration liabilities	$—	$—	$4,592	$4,592
	$—	$—	$4,592	$4,592

	Fair value measurements
	as of December 31, 2020 using:
	Level 1	Level 2	Level 3	Total
Assets:
Biological assets	$—	$—	$46,210	$46,210
	$—	$—	$46,210	$46,210

Liabilities:
Non-controlling interest redemption and contingent consideration liabilities	$—	$—	$4,592	$4,592
	$—	$—	$4,592	$4,592

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Biological assets

The fair value of biological assets is categorized in Level 3 on the fair value hierarchy. The Company measures its biological assets at fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants that are actively growing, and then adjusts that amount for the expected selling price per gram in the market in which the biological asset is growing. The estimates used in determining the fair value of biological assets are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. The significant assumptions used in determining the fair value of biological assets include:

•	Expected yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

•	Wastage of plants – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

•	Duration of the production cycle – represents the weighted average number of weeks out of the 12 week growing cycle that biological assets have reached as of the measurement date;

•	Percentage of costs incurred as of this date compared to the total costs expected to be incurred – this is calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post harvest, consisting of the cost of direct and indirect materials and labor related to further production, labeling, and packaging;

•	Percentage of costs incurred for each stage of plant growth – represents the direct and indirect production costs incurred that are capitalized; and

•	Market values – this is calculated as the current market price per gram in the market in which the biological asset is being produced. This is expected to approximate future selling price.

The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 12-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value. All plants are to be harvested cannabis and as of March 31, 2021 and December 31, 2020, on average, were 48% and 57% complete, respectively. An increase or decrease in the estimated sale price would result in a significant change in the fair value of biological assets.

The following table highlights the sensitivities and impact of changes in significant assumptions to the fair value of biological assets:

	Sensitivity Inputs ('000s)			(+/-) Impact on Fair Value ('000s)
Significant inputs & Assumptions	March 31, 2021	December 31, 2020	Sensitivity	March 31, 2021	December 31, 2020
Total expected grams yielded	8,637	9,776	(+/-) 10% grams yield	$3,476	$3,017
Average cost per gram to complete production	$1.48	$1.78	(+/-) $1.00 per gram	$8,658	$9,734
Average selling price per gram, less cost	$4.02	$3.09	(+/-) $1.00 per gram	$17,275	$9,713

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Non-controlling interest contingency and buyout

During 2018 the Company agreed to acquire the remaining non-controlling interest in Costa Nursery Farms, LLC, d/b/a Modern Health Concepts (“MHC”) and Double Road Holdings, LLC (“DRH”), therefore voiding the non-controlling interest put options and call options purchased by the non-controlling interest from the original agreements. The MHC acquisition’s consideration was for $25,000 in cash as well as common stock and the DRH acquisition consideration was for $40,142 in cash as well as common stock. Upon closing of each acquisition, the Company reversed the non-controlling interest contingency liabilities.

The non-controlling interest in MHC of $12,000 was calculated using the fair value method of the assets acquired and liabilities assumed. The value used in this determination was the purchase price for the controlling interest. The Company used the fair value method as it believes that the risks and rewards of the acquired entity are shared by the Company and the holder of the non-controlling interest. The MHC Agreement contained a put option under which the holder of the non-controlling interest could require the Company to redeem its equity interest in MHC. The redemption value was to be determined by mutual agreement or by an independent valuation expert subject to certain parameters that include a “floor” amount of $12,000 and a “ceiling” amount equal to 75% of the excess of the fair market value over $40,000 times the percentage interest held by the holder of the non-controlling interest (30% at the acquisition date). The Company had a call option under which it may require the holder of the non-controlling interest to sell under the same terms.

PT Florida was owned 77.2% by the Company and 22.8% by third parties (the “Remaining Florida Minority Holders”). The Remaining Florida Minority Holders, through their 22.8% non-controlling interest in PT Florida, indirectly held a 15.9% non-controlling interest in MHC as of December 31, 2019. In January 2020, half of the Remaining Florida Minority Holders agreed to sell their 11.4% equity in PT Florida for consideration of $2,500 cash and 1,772,062 SVS, valued at $12,272. In connection with this transaction, the Company paid the selling Remaining Florida Minority Holders $1,651 cash to retire principal and interest on the half of the Secured Promissory Notes – 2029 held by the selling Remaining Florida Minority Holders. In August 2020, the remaining half of the Remaining Florida Minority Holders agreed to sell their 11.4% equity in PT Florida for consideration of no cash and 2,375,000 SVS, valued at $19,996. In connection with this transaction, the Company paid the selling Remaining Florida Minority Holders $1,766 cash to retire principal and interest on the remaining half of the Secured Promissory Notes – 2029 held by the selling Remaining Florida Minority Holders.

In October 2018, the Company agreed to acquire from the minority members of DRH (the “DRH Minority Members”) their remaining 49% membership interests in DRH (the “DRH Minority Membership Units”) in consideration for $40,142 in cash (the “Connecticut Minority Buy-Out”) and $41,747 which was settled through the issuance of 4,755,548 SVS. This transaction closed immediately following completion of the Business Combination. The number of SVS to be paid to the DRH Minority Members for the DRH Minority Membership Units may be adjusted based upon an independent valuation to be conducted following the completion of the Business Combination. The valuation was to establish the value of DRH as a percentage of the value of Curaleaf Inc. as of March 8, 2018 (the “Exchange Ratio”), and then convert the Exchange Ratio into a percentage of the fully diluted equity as of the date of the Business Combination, not taking into account shares to be issued in connection with the Private Placement (the “Diluted Share Count”). Upon completion of this valuation, the number of additional SVS to be issued to DRH Minority Members was to be determined based on a prescribed formula, provided that the aggregate number of SVS issued to the DRH Minority Holders shall not exceed an additional 1.96% of the Diluted Share Count representing 8,962,380 SVS. In February 2020, the Company issued 2,016,858 SVS to the former minority members of DRH as a result of the second independent valuation.

As of both March 31, 2021 and December 31, 2020, the Company recognized a non-controlling interest redemption liability in the amount of $2,694, with the offset being recognized in redeemable non-controlling interest buyout as contra equity. An increase or decrease in the weighted average cost of capital (“WACC”) would result in an insignificant change in the fair value of the non-controlling interest contingency.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at March 31, 2021 and December 31, 2020 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the unaudited condensed interim consolidated statements of financial position are net of allowances for bad debts, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance for doubtful accounts when management determines that the account may not be fully collectible. The Company applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”) which uses a lifetime expected loss allowance for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses on a customer-by-customer basis in an effort to minimize those risks.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In addition to the commitments outlined for notes payable in Note 11 and lease liabilities in Note 18, the Company has the following gross remaining contractual obligations:

	< 1 Year	1 to 3 Years	Total
For the three months ended March 31, 2021:
Accounts payable	$38,651	$—	$38,651
Accrued expenses	54,368	—	54,368
Other current liabilities	1,454	—	1,454
Non-controlling interest redemption liability	—	2,694	2,694
Contingent consideration liability	—	1,898	1,898
	$94,473	$4,592	$99,065

	< 1 Year	1 to 3 Years	Total
For the three months ended December 31, 2020:
Accounts payable	$47,043	$—	$47,043
Accrued expenses	57,475	—	57,475
Other current liabilities	6,568	—	6,568
Non-controlling interest redemption liability	—	2,694	2,694
Contingent consideration liability	—	1,898	1,898
	$111,086	$4,592	$115,678

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

Unaudited

(in thousands, except for gram, share, and per share amounts)

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect profit or loss.

Capital management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

As disclosed in Note 11, the Company has various notes payable in place. Certain of these notes are subject to financial covenants which are mainly in the form of cash related covenants. Other than these items related to notes payable, as of March 31, 2021 and December 31, 2020, the Company was not subject to externally imposed capital requirements.

Note 21 – Subsequent events

EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales

In April 2021, Curaleaf announced that it had successfully completed the acquisition of EMMAC, the largest vertically integrated independent cannabis company in Europe, for base consideration of approximately $50,000 in cash and approximately 17,500,000 SVS, with additional consideration to be paid based upon the successful achievement of performance milestones. Curaleaf simultaneously established Curaleaf International Holdings Limited (“Curaleaf International”) in Guernsey to hold the EMMAC investment and further its European expansion.

Curaleaf also announced that in order to accelerate the expansion of Curaleaf International, it had secured an investment of $130,000 from a single strategic institutional investor in exchange for a 31.5% equity stake in Curaleaf International, implying a $413,000 post money valuation, with $80,000 in cash available to spend. The subscription was used to fund the entire cash portion of the EMMAC Transaction consideration of $50,000 with the remaining $80,000 to be used to fund Curaleaf International's current capital expenditures plan through 2022, as well as its pipeline of potential acquisitions. This infusion of outside capital into Curaleaf International significantly accelerates Curaleaf's expansion plans in Europe by fully funding Curaleaf's cash outlay for the EMMAC Transaction and providing the capital required to support Curaleaf International's near-term European rollout. With its foreseeable expansion budget fully funded, Curaleaf's new international business can focus on executing its further European expansion.

Curaleaf and the strategic investor have entered into a shareholders' agreement regarding the governance of Curaleaf International pursuant to which Curaleaf will have control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor's stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting in 2025.

The new Curaleaf International platform includes cultivation, EU GMP-certified processing, distribution, and R&D operations across several key European medical cannabis markets, including the United Kingdom, Germany, Italy, Spain and Portugal. Terra Verde, Curaleaf International's European market cultivation facility in Portugal, is one of the oldest licensed cannabis growing facilities in Europe with approximately 2 hectares of cultivation area and is an industry leader on the cannabis production cost efficiency front. The Portugal based cultivation facility provides Curaleaf International with the potential to serve customers across key European medical cannabis markets as well as supporting exports to countries such as Israel, among others. Curaleaf International plans to significantly increase its cultivation capacity in 2021, and to exceed 10 tons per year by 2022, in order to accommodate future growth related to the expansion of access to cannabis across the major European medical and adult-use, as well as export markets. Curaleaf International also has an operational presence and partnerships in European Union countries that are enacting new medical cannabis access programs. Curaleaf International will also serve as the platform for other possible acquisitions in Europe and adjacent areas, and for its participation in pilot adult use programs.

Mr. Antonio Costanzo has been appointed as the new Chief Executive Officer of Curaleaf International, with the former EMMAC management team continuing to lead Curaleaf's new European presence as well as driving local European strategy and day-to-day operations. The EMMAC Transaction constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of Measure 8 Ventures, LP, an investment fund managed by Mr. Boris Jordan, the Executive Chairman and control person of the Company, having an interest in the EMMAC Transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the EMMAC Transaction. Mr. Jordan owns a minority interest in Measure 8 Ventures, LP. The Company relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the EMMAC Transaction and that the EMMAC Transaction receive the approval of the minority shareholders of the Company.

The terms of the EMMAC Transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board of Directors free from any conflict of interest with respect to the proposed EMMAC Transaction (the “Special Committee”), all of which are independent members of the Board of Directors within the meaning of National Instrument 52-110. The Special Committee has received a fairness opinion from Eight Capital to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration paid by the Company as part of the EMMAC Transaction is fair from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the EMMAC Transaction.

Post-EMMAC Transaction, the former shareholders of EMMAC have approximately 3% pro forma ownership of the Company on a fully-diluted basis, before factoring in the performance-based earn-outs. The portion of the consideration to be paid through the issuance of SVS will be subject to a statutory four-month hold period as well as a lock-up agreement with each recipient restricting trading of the share received, with release of 5% from such restrictions at the end of each calendar quarter following the closing.

Further information about the EMMAC Transaction can be found in the Company's material change report dated March 19, 2021, a copy of which is available on SEDAR (www.sedar.com) under the Company's profile. A copy of the EMMAC Purchase Agreement is also available on SEDAR under the Company’s issuer profile at www.sedar.com.

See Note 4 for information regarding additional acquisitions that were signed after March 31, 2021.

See Note 7 for information regarding transactions that were completed after March 31, 2021.